Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

Cision Acquires Bulletin Intelligence to Expand Decision-Making Support for Senior Leaders

Industry-leading analysis combines with cloud-based tech to offer daily intelligence briefs

CHICAGO (March 28, 2017) - Cision announced today that it acquired Bulletin Intelligence, which has written the daily White House News Summary for the Executive Office of the President since 2001, and which also provides custom, expert-curated executive briefings to the CEOs and C-suites of many of the nation’s largest businesses.

The acquisition closely follows Cision’s announcement to go public via a business combination with Capitol Acquisition Corp. III (NASDAQ: CLAC) and expands the company’s ability to deliver actionable intelligence to senior leadership teams.

Bulletin Intelligence’s expert analysts deliver highly-customized must-read briefings to closed audiences first thing each business morning, providing a comprehensive view of news and other competitive intelligence to highest-level corporate and government leaders. Bulletin’s accompanying predictive media analytics captures and measures the sentiment from news and social media channels, helping brands and executives understand the opinions of customers, investors, and regulators across the world.

Bulletin Intelligence’s elite analysis capabilities, best-in-class talent and deep relationships with world and business leaders will strengthen Cision’s current global team of analysts.

Cison also adds Bulletin Healthcare and Bulletin Media branded services to its product portfolio. Bulletin Healthcare digitally delivers medical specialty news briefings each morning to over one million healthcare professionals, including 800,000 physicians. Bulletin Media delivers daily news customized to the professional interests of over 500,000 engineers, educators and manufacturers.

“After our recent announcement to go public, acquiring Bulletin Intelligence is a natural next step toward building the world’s most complete earned media cloud platform,” explained Cision CEO Kevin Akeroyd. “In an era of excess information and the 24/7 news cycle, the addition of Bulletin’s world-class analyst services bolsters our ability to provide data-driven insights that today’s executives need to make critical business decisions.”

Paul Roellig, founding CEO of Bulletin Intelligence said, “Cision is a natural home for Bulletin Intelligence, Bulletin Healthcare and Bulletin Media. The services will complement the Cision platform, and we have been impressed with Cision’s new leadership team, its strategic vision and their sincere desire to invest in the business to the benefit of our clients and employees.”

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Today’s strategic acquisition aligns with Cision’s overall commitment to equipping companies and brands with the ability to build consistent, meaningful and enduring relationships and results. By combining the power of the Cision Communications Cloud™ with the acumen and analysis of industry professionals, Cision and Bulletin Intelligence will continue to deliver trusted data-driven resources in real-time to senior leaders and communications professionals.

Day-to-day operations at Bulletin Intelligence and Cision will not be affected. Bulletin Intelligence’s customer service, platform and network of deeply experienced analysts will continue to operate as normal.

Portico Capital Securities LLC served as exclusive financial advisor to Bulletin Intelligence with respect to this transaction. Terms of the transaction were not released.

About Cision:

Cision is a leading media communication technology and analytics company that enables marketers and communicators to effectively manage their earned media programs in coordination with paid and owned channels to drive business impact. As the creator of the Cision Communications Cloud™, the first-of-its-kind earned media cloud-based platform, Cision has combined cutting-edge data, analytics, technology and services into a unified communication ecosystem that brands can use to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. For more information, visit www.cision.com or follow @Cision on Twitter.

About Bulletin Intelligence

Bulletin Intelligence and its Bulletin Healthcare and Bulletin Media subsidiaries deliver fully-customized (bespoke) intelligence briefings to the world’s most demanding executives in leading businesses, government entities, and associations, reaching a combined daily audience of over 1.5 million professionals. Briefings analyze and synthesize the most comprehensive and relevant set of news, social media, and other sources of competitive intelligence, all based on the client’s corporate, brand, competitive, industry, policy, legal, and financial priorities. Called the “perfect antidote to information overload” by a Fortune 50 CEO, the briefings put the entire management team on the same page every morning – facilitating faster and more consistently informed decision-making. Bulletin Intelligence complements its briefing solutions with a set of analytics solutions that quantitatively measure the effectiveness and impact of media coverage on the company’s overall brand reputation, on specific brands, and against key competitors. Bulletin emphasizes its responsive, white-glove services and is an industry leader in client retention. Today, more than 90% of its client CEOs read their Bulletin Intelligence briefing. Bulletin Intelligence is headquartered in Reston, VA.

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About Capitol Acquisition Corp. III

Capitol Acquisition Corp. III is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the Nasdaq stock exchange under the ticker symbols CLAC, CLACW and CLACU. The company, which raised $325 million of cash proceeds in an initial public offering in October 2015, is Capitol’s third publicly traded investment vehicle. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel.

Participants in the Solicitation of Capitol Stockholders

Capitol Acquisition Corp. III (“Capitol”) and Canyon Holdings S.À R. L. and its affiliates (“Cision”) and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with Cision’s proposed combination with Capitol. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Capitol intends to cause the Company to file with the SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Capitol and Cision once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Capitol and/or Cision when and if available, can be obtained free of charge on Capitol’s website at www.capitolacquisition.com or by directing a written request to Capital Acquisition Corp. III, 509 7th Street NW, Washington D.C. 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St. 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Cision’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:  the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs; Cision’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Cision’s solutions; the success of other competing technologies that may become available; Cision’s ability to identify and integrate acquisitions; the performance and security of Cision’s services; potential litigation involving Capitol or Cision; and general economic and market conditions impacting demand for Cision’s services.  Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Capitol nor Cision undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Stacey Miller
Director, Communications

Cision
(301) 683-6038
stacey.miller@cision.com

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